EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended
September 30, 2012
(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$3,569
Add (Deduct):
Amortization of capitalized interest	15
Fixed charges	306
Equity income, net of distributions	(36)

Total earnings, as defined	$3,854

Fixed Charges:
Rents(a)	$42
Interest and other financial charges	264

306
Capitalized interest	13

Total fixed charges	$319

Ratio of Earnings to Fixed Charges	12.08

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.